

August 31, 2015

Mail Stop 4631

<u>Via Facsimile</u>
Bobby D. O'Brien
Executive Vice President and Chief Financial Officer
VALHI, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240

     Re: VALHI, Inc.
             Form 10-Q for Fiscal Quarter Ended June 30, 2015
             Filed August 7, 2015
             File No. 333-48391

Dear Mr. O'Brien:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Financial Statements, page 3

Note 12- Income Taxes, page 16

1.   We note your disclosure stating that due to the trend of your operating results over the last few quarters, you do not presently have sufficient positive evidence to overcome the significant negative evidence of having twelve consecutive quarters of cumulative losses in your German and Belgian jurisdictions at June 30, 2015. Therefore, you recognized a valuation allowance with respect to your German and Belgian net deferred income tax assets in the amount of $150.3 million. Given the impact of the valuation allowance on your results of operations, please address the following comments:

- Tell us the specific positive evidence you considered in concluding that at December 31, 2014 and March 31, 2015 it was more likely than not that these deferred tax assets were recoverable, including how your positive evidence overcame "several consecutive quarters of losses." In this regard, we note that these several consecutive quarters of losses ultimately resulted in you having twelve consecutive quarters of cumulative losses in both your German and Belgian jurisdictions.

- Tell us the amount of losses your German and Belgian jurisdictions generated for each of the three years ended December 31, 2014 as well as the quarters ended March 31 and June 30, 2015. Please also tell us the amount of income these jurisdictions were required to generate at the end of each of the foregoing periods in order to fully realize their respective deferred tax assets. To the extent available, provide us with any projections and/or budgets that you looked to as positive indicators and address any assumptions that were not ultimately attained.

- Tell us how you concluded that as of December 31, 2014 and March 31, 2015 there was not a material uncertainty regarding the recoverability of these deferred tax assets such that you determined that specific disclosure of your apparent operating losses in your German and Belgian jurisdictions were required in accordance with FRC Sections 501.12.b and 501.15.a.4. In this regard, we note that in your Form 10-K for the year ended December 31, 2013 and 2014, you disclose that , "…prior to the complete utilization of these carryforwards, if we generate operating losses in our German and Belgian operations for an extended period of time, it is possible we might conclude the benefit of the carryforwards would no longer meet the more-likely-than-not recognition criteria, at which point we would be required to recognize a valuation allowance against some or all of the then-remaining tax benefit associated with the carryforwards." Please tell us your consideration of including additional disclosures given the apparent negative results in your German and Belgian jurisdictions. In this regard, there is a concern that given the lack of additional information, readers may have assumed that there were no additional negative indicators that management considered in its determination of the recoverability of these deferred tax assets as of December 31, 2014. Specifically address how you determined that the apparent recurring operating losses in Germany and Belgium were not a known trend or uncertainty that you could have reasonably expected to have a material impact on your income. In this regard, we note that the Instruction 3 to Item 303(a) of Regulation S-K states that MD&A "shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition."

- We note that your MD&A discussion of your Chemicals Segment for the year ended December 31, 2014 and the three and six months ended March 31, 2015 and June 30, 2015 does not specifically discuss your German and/or Belgian results of operations. Please tell us how the results of operations for these two jurisdictions compared to your total segment results. Please address sales and gross margin trends and tell us what consideration was given to discussing these trends if they were materially different from your total segment results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction